Exhibit 99.1

Murano PV, S. A. de C. V. and Subsidiaries

Consolidated and Combined Financial Statements as of December 31, 2024 and 2023 and the years then ended

Murano PV, S.A. de C.V. and Subsidiaries

Consolidated and Combined Financial Statements for 2024 and 2023

Murano PV, S. A. de C. V. and Subsidiaries
Consolidated and Combined Statements of Financial Position
As of December 31, 2024 and December 31, 2023
(Mexican pesos)

	Notes	December 31,	December 31,
		2024	2023
		unaudited
Assets
Current Assets:
Cash and cash equivalents and restricted cash	3	$969,455,648	$146,369,734
Trade receivables		64,514,013	16,831,611
VAT receivable		366,382,356	242,079,862
Other receivables		29,974,125	28,341,695
Due from related parties	4	-	143,549,146
Prepayments		36,440,784	18,792,796
Inventories		11,463,374	1,415,594
Total current assets		1,478,230,300	597,380,438

Property, construction in process and equipment, net	5	19,975,205,635	17,420,027,969
Investment property	6	1,340,000,000	1,100,491,490
Right of use assets, net		200,165,708	217,037,091
Financial derivative instruments		-	116,923,727
Guarantee deposits		18,753,039	21,480,806
Total non-current assets		21,534,124,382	18,875,961,083

Total assets		$23,012,354,682	$19,473,341,521

Liabilities, Stockholders’ Equity and Net Assets
Current Liabilities:
Current instalments of long-term debt	7	$3,481,380,489	$2,039,355,678
Trade accounts payable and accumulated expenses		527,437,127	399,163,421
Advance customers		23,459,478	8,263,469
Due to related parties	4	120,634,508	133,002,659
Lease liabilities		46,051,658	30,006,807
Income tax payable		10,665,198	12,135,180
Employees’ statutory profit sharing		2,601,529	2,241,724
Contributions for future net assets		-	3,500,000
Total current liabilities		4,212,229,987	2,627,668,938

Non-current Liabilities:
Long-term debt, excluding current instalments	7	7,692,819,937	4,643,317,136
Due to related parties, excluding current portion	4	73,837,080	87,302,929
Lease liabilities, excluding current portion		160,662,668	177,954,726
Employee benefits		10,175,001	8,766,021
Other liabilities		86,311,531	62,504,424
Deferred tax liabilities		4,438,682,511	4,031,599,864
Total non-current liabilities		12,462,488,728	9,011,445,100

Total liabilities		16,674,718,715	11,639,114,038

Stockholders’ Equity and Net Assets
Net parent investment		-	902,611,512
Common stock	11	900,052,000	-
Accumulated deficit		(3,715,373,485)	(1,181,044,835)
Other comprehensive income		9,152,957,452	8,112,660,806
Total Stockholders’ Equity and Net Assets		6,337,635,967	7,834,227,483

Total Liabilities, Stockholders’ Equity and Net Assets		$23,012,354,682	$19,473,341,521

The accompanying notes are an integral part of these consolidated and combined financial statements.

Murano PV, S. A. de C. V. and Subsidiaries
Consolidated and Combined Statements of Profit or Loss and Other Comprehensive Income
Years ended December 31, 2024 and 2023
(Mexican pesos)

	Notes	2024	2023
		unaudited

Revenue	8	$729,953,807	$286,651,914
Direct and selling, general and administrative expenses:
Employee benefits		321,062,658	158,777,211
Food & beverage and service cost		98,441,323	50,548,808
Sales commissions		37,592,689	12,047,140
Management fees to hotel operators		23,928,681	6,031,578
Depreciation and amortization		299,397,222	135,498,890
Property tax		12,444,214	10,062,451
Professional fees		200,247,935	81,161,295
Administrative services		17,452,477	16,148,254
Maintenance and conservation		52,727,323	9,676,728
Utility expenses		67,542,771	11,806,600
Advertising		53,064,373	7,326,696
Donations		7,842,770	7,676,660
Insurance		27,333,437	14,820,097
Software		6,948,956	6,744,506
Cleaning and laundry		11,301,594	9,197,151
Supplies and equipment		21,804,534	-
Bank fees		31,081,946	8,317,475
Other costs		106,181,435	62,238,994
Total direct and selling, general and administrative expenses		1,396,396,338	608,080,534

Other income	9	184,760,845	25,560,552
Other expenses			(9,801,077)
Gain (loss) on revaluation of investment property		239,508,511	(86,598,436)
Exchange rate (expense) income, net		(1,491,795,021)	768,699,652
Changes in fair value of financial derivative instruments		(43,348,480)	(75,868,263)
Interest income		34,936,828	8,845,532
Interest expense		(796,620,661)	(303,746,643)
(Loss) profit before income taxes		(2,539,000,509)	5,662,697

Income taxes	10	25,615,958	52,130,224

Net (loss) profit for the period		$(2,513,384,551)	$57,792,921

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Revaluation of property, construction in process and equipment, net of deferred income tax		1,040,280,274	(622,987,642)
Remeasurements of net defined benefit liability net of deferred income tax		-	87,219
Other comprehensive income (loss) for the period		1,040,280,274	(622,900,423)

Total comprehensive (loss) income of the period		$(1,473,104,277)	$(565,107,502)

The accompanying notes are an integral part of these consolidated and combined financial statements.

Murano PV, S. A. de C. V. and Subsidiaries

Consolidated and Combined Statements of Changes in Stockholders’ Equity and Net Assets
Years ended December 31, 2024 and 2023
(Mexican pesos)

					Other Comprehensive Income
	Note	Net parent investment	Common Stock	Accumulated Deficit	Revaluation of property, construction in process and equipment net of deferred income tax	Remeasurement of net defined benefit liability net of deferred income tax	Total

Balance as of January 1, 2023		$902,611,512	$-	$(1,238,837,756)	$8,737,110,903	$(1,549,674)	$8,399,334,985

Profit for the period				57,792,921			57,792,921
Other comprehensive income for the period		-	-	-	(622,987,642)	87,219	(622,900,423)

Balance as of December 31, 2023		902,611,512	-	(1,181,044,835)	8,114,123,261	(1,462,455)	7,834,227,483

Reimbursements of net parent investment		(16,363,928)	-	-	-	-	(16,363,928)
Capital restructuring	2.b.2	(886,247,584)	900,052,000	(20,944,099)	-	-	(7,139,683)
Loss for the period				(2,513,384,551)			(2,513,384,551)
Other comprehensive loss for the period		-	-	-	1,040,296,646	-	1,040,296,646

Balance as of December 31, 2024 (*)		$-	$900,052,000	$(3,715,373,485)	$9,154,419,907	$(1,462,455)	$6,337,635,967

(*) Unaudited

The accompanying notes are an integral part of these consolidated and combined financial statements.

Murano PV, S. A. de C. V. and Subsidiaries

Consolidated and Combined Statements of Cash Flows
Years ended December 31, 2024 and 2023
(Mexican pesos)

2024	2023
unaudited
Cash flows from operating activities:
(Loss) profit before income taxes	$(2,539,000,509)	$5,662,697
Adjustments for:
Depreciation of property, construction in process and equipment	251,161,008	128,715,199
Depreciation of right of use assets	48,236,214	6,783,691
Equipment disposal	-	6,656,723
Amortization of costs to obtain loans and commissions	66,392,459	8,106,066
Valuation of financial derivative instruments	43,348,480	75,868,263
Valuation of investment properties	(239,508,510)	86,598,436
Interest expense	775,322,534	300,463,958
Interest expense lease liability	21,298,127	3,282,685
Interest income	(34,936,828)	(8,845,532)
Effect on changes in foreign exchange rates	1,569,653,732	(756,380,690)
(38,033,293)	(143,088,504)
Changes in:
Increase in VAT and other receivables	(124,302,494)	(13,310,332)
Increase in trade receivables	(47,682,402)	(16,831,611)
Increase in other receivable	(1,632,430)	(2,935,229)
(Increase) decrease in prepayments	(17,647,988)	24,307,603
(Increase) decrease in inventory	(10,047,780)	496,924
Decrease (increase) in other assets	2,727,767	(21,480,806)
Increase in trade payables and taxes	145,720,453	275,492,241
Increase in employee benefits	1,425,354	2,149,082
Increase in other liabilities	23,807,107	62,504,425
Increase in employees’ statutory profit sharing	359,805	101,082
Income tax paid	(7,645,321)	(2,198,538	)-
Net cash flows (used in) from operating activities	(72,951,222)	165,206,337

Cash flows used in investing activities:
Acquisition of property, construction in process and equipment	(1,329,435,196)	(1,719,930,815)
Disposal of equipment	-	157,032,407
Loans collected from (granted to) related parties	143,549,146	(136,784,815)
Interest received	108,512,075	2,081,201
Net cash flows used in investing activities	(1,077,373,975)	(1,697,602,022)

Cash flows from financing activities:
Reimbursements of net parent investment	(16,363,928)	-
Contribution for future capital increase	(3,500,000)	(55,939,020)
Impact of capital restructure	(7,139,683)	-
Loan proceeds	8,964,217,491	2,116,176,076
Loan payments to third parties	(6,019,515,831)	(272,136,923)
Borrowing cost paid	(265,689,972)	(37,075,869)
Loans received from related parties	417,288,365	60,581,457
Loan payments to related parties	(476,600,213)	(96,693,781)
Payments of leasing liabilities	(53,910,165)	(19,175,084)
Interest paid	(565,374,953)	(257,726,242)
Net cash flows from financing activities	1,973,411,111	1,438,010,614

Net increase in cash and cash equivalents and restricted cash	823,085,914	(94,385,071)

Cash and cash equivalents and restricted cash at the beginning of the period	146,369,734	240,754,805

Cash and cash equivalents and restricted cash at the end of the period	$969,455,648	$146,369,734

The accompanying notes are an integral part of these consolidated and combined financial statements.

Murano PV, S. A. de C. V. and Subsidiaries

Notes to the Consolidated and Combined Financial Statements
As of December 31, 2024 and 2023 and
for the years ended December 31, 2024 and 2023
(Amounts in Mexican pesos)

1.	Reporting Entity and description of business

a.	Corporate information

On March 31, 2025, Elias Sacal Cababie, Chief Executive Officer, Marcos Sacal Cohen, Chief Operating Officer, David James Galan, Global Chief Financial Officer and Oscar Jazmani Mendoza Escobar, Chief Financial Officer Mexico, authorized the issuance of these consolidated and combined unaudited financial statements.

Murano PV, S. A. de C. V. (the “Company” or “Murano PV”) and its subsidiaries (together referred to as the “Group”) are headquartered at F. C. de Cuernavaca 20, 12th floor, Lomas – Virreyes, Lomas de Chapultepec III Secc., Miguel Hidalgo, 11000, Mexico City. The Group is a Mexican development group with extensive experience in the structuring, development and assessment of industrial, residential, corporate office, and hotel projects in Mexico. The Group also provides comprehensive services, including the execution, construction, management, and operation of a wide variety of industrial, business, tourism, and real estate projects, among others. The Group is primarily involved in developing and managing luxury hotels in urban and beach resort destinations.

In the first quarter of 2023, the Andaz and Mondrian Hotels, in Mexico City, were fully operational with a combined capacity of 396 rooms.

The Group is also developing a leisure and residential complex in Grand Island, Cancun, Quintana Roo (the “GIC Complex”), which is ultimately expected to incorporate around 1,016 hotel rooms and approximately 1,254 condominiums, a convention center (under the World Trade Center brand), a water park and a beach club. Previously, the GIC Complex was expected to host approximately 3,000 hotel rooms and 758 condominiums. The Company’s management and board of directors, following recent market developments and market outlook, have decided to update the Company’s  strategic development pipeline, prioritizing the development and commercialization of condominiums (residential units), as it has been determined in the best interest of the company’s shareholders. This project, under its new strategic pipeline, is divided into two phases:

I.
Phase one is nearing completion and when fully operational will have 1,016 rooms, under two hotel brands: (i) 400 rooms, operated under the “Vivid” brand, an adult-only brand; and (ii) 616 rooms, to be operated under the “Dreams” brand, a family-friendly brand. On April 1, 2024, the Vivid hotel began operations. The Dreams hotel is expected to commence operations in the fourth quarter of 2025. The Company decided to delay the opening of Dreams, following consultation with the hotel operator, to utilize the learnings from the first months of the operation of Vivid and to finish certain improvements requested by the hotel operator.  This includes property enhancements and remedial work required by the hotel operator to adhere to the hotel operator’s global building standards, and changes to the common areas within Dreams, including more space for meetings and events. The Company is exploring strategic alternatives to complete phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with the hotel operator regarding potential changes to the current operations and administration services agreement).

II.
Phase two of the GIC Complex in Cancun was planned to consist of an integrated leisure and residential center, split across 826 hotel key rooms plus 758 residential condominiums under two development sub-phases (GIC II (a) and GIC II (b), respectively); in addition to a third phase comprised of a total of 1,174 hotel key rooms split across at least two different hotel brands.  Following the Group’s management and board of directors definition of an updated pipeline strategy, for the benefit of its shareholders, phase two of the GIC Complex in Cancun is planned to consist of a total of approximately 1,254 condominiums, divided into four condominium towers. The Group’s management and board of directors are expected to review phase two of the GIC Complex based on the outcome of phase one.

The Group has also evaluated the Bajamar project. The initial plan for developing a 5-star upper-upscale resort and an industrial park has been modified as follows, adding additional revenue-generating components:

-
Development of a cruise port with a capacity of 2 million passengers per year. The Group is in early-stage discussions regarding financing terms with a national bank and has signed an MOU with a major global cruise line operator.

-	Development of Baja Marina, 15,000 linear ft slip spaces.
-	Development of an industrial park, this project is expected to include approximately a leasable area of 363,262 sqm.
-	Development of Baja Retail Village with a leasable area of approximately 45,000 sqm
-	Development of two five-star upper-upscale resorts, one with 371 keys and a second one with 400 keys.

Construction is expected to begin once financing has been secured, accurate completion dates are therefore not possible to estimate at the time of preparation of these financial statements.

b.	Significant transactions

i.
On October 17, 2024, Murano PV and NAFIN signed a secured loan agreement up to U.S.$70,378,287. This loan is intended to assist Murano PV with its working capital. The maturity of this loan is October 28, 2027. The Group received the tranche A and part of the tranche B on October 28, 2024, in the amount of U.S.$54,942,059 at the signature date of the agreement.  The interest will be capitalized during the term of the loan at the interest rate of SOFR + 3.75% for the first year, SOFR + 4.00% for the second year and SOFR + 4.25% for the third year.

ii.
On September 12, 2024, the Group closed a 144A bond financing, issuing secured senior notes for U.S.$300 million (see Note 7 (13)). The main uses of this financing were to repay in full the balances of the secured mortgage syndicated loan from Fideicomiso Murano 2000 /CIB 3001 and the VAT credit both described in Note 7 (1) and (2).

iii.	On July 30, 2024, Operadora Hotelera GI, S. A. de C. V. signed a 60-month lease agreement with Arrendadora Coppel, S.A.P.I. de C. V. for total rent payments of $40,226,116 plus 16% of VAT.

iv.	The first phase of the GIC Complex commenced operations with the opening of the Vivid Hotel on April 1, 2024.

v.
On March 20, 2024, Murano Global Investments PLC, the parent entity of Murano PV, and HCM Acquisition Corp (“HCM”) completed the Amended and Restated Business Combination Agreement (“A&R BCA”). These consolidated and combined financial statements do not reflect any impact derived from this transaction since the accounting and economic impacts are reflected at the Murano Global Investments PLC level as this entity became the public company listed on NASDAQ since that date.

vi.
In March 2023, the Group acquired a beach club in Cancun for an amount of $171 million (approximately U.S.$9.4 million). The Group signed a secured loan agreement with ALG Servicios Financieros México, S.A. de C.V., SOFOM E.N.R. (“ALG”) for a principal amount of U.S.$20 million. The first disbursement of U.S.$8 million, was used to finance the acquisition of the beach club land. In April and July 2023, the Group borrowed U.S.$5 million and U.S.$7 million, respectively, which were used for the construction of the beach club. The loan bears interest at an annual rate of 10% and matures on December 1, 2030. The beach club serves as collateral for this loan. ALG is a beneficiary under the Murano 2000 guarantee trust (see Note 2).

2.	Basis of preparation

In accordance with the “Ley General de Sociedades Mercantiles” and the bylaws of the Company, the Board of Directors has the power to modify the financial statements after issuance. The financial statements will be submitted for approval at the next meeting of the Board of Directors. These consolidated and combined financial statements have been prepared on a consolidated basis as of and for the year ended December 31, 2024 and on a combined basis prior to the capital restructuring which occurred on March 8, 2024, as discussed in Note 2.b.2. Since the entities included in these financial statements were under common control both prior to and after the capital restructuring, it had no impact on the financial position, results or operations, or cash flows presented.

a.	Statement of compliance

These set of consolidated and combined financial statements have been prepared for information of the investors of the Company and do not include all the information and disclosures required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). The audited financial statements of the Company are expected to become available on or about April 30, 2025, along with the independent auditor’s report. However, selected explanatory notes are included to describe events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the date of the last annual financial statements.

b.	Basis of consolidation

b.1. Subsidiaries

The subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to or has rights to variable returns from its involvement with the entity and has the ability to affect those returns. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

Intra-group balances and transactions are eliminated in the consolidation process.

The Group’s subsidiaries as of December 31, 2024, are set out below:

Entity	Ownership interest

Murano Management, S. A. de C. V. (“Murano Management”)	100.00%
Murano World, S. A. de C. V. (“Murano World”)	100.00%
Inmobiliaria Insurgentes 421, S. A. de C.V. (“Inmobiliaria Insurgentes 421”)	100.00%
Operadora Hotelera GI, S. A. de C. V. (“Operadora GIC I”)	100.00%
Operadora Hotelera Grand Island II, S. A. de C. V. (“Operadora GIC II”)	100.00%
Operadora Hotelera I421, S. A. de C. V. (“OHI421”)	100.00%
Operadora Hotelera I421 Premium, S. A. de C. V. (“OHI421 Premium”)	100.00%
Fideicomiso Murano 6000 CIB/3109 (“Insurgentes Security Trust”)	100.00%
Fideicomiso Murano 2000 CIB /3001 (“GIC I Trust” or “Fideicomiso Murano 2000”)	100.00%
Fideicomiso Murano 4000 CIB/3288 (“GIC II Trust”)	100.00%
Fideicomiso Murano 1000 CIB /3000	100.00%
Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323	100.00%
Edificaciones BVG, S. A. de C. V. (“Edificaciones BVG”)	100.00%
Servicios Corporativos BVG, S. A. de C.V. (“Servicios BVG”)	100.00%

On April 16, 2024, the Company signed the trust agreement for the establishment of the trust Fideicomiso Irrevocable de Administración con Derecho de Reversión number CIB/4323.

On June 28, 2019, Murano World signed the trust agreement for the establishment of the trust Fideicomiso Irrevocable de Garantía CIB/3224.

Both of the trusts described above were established by the Group in order to pursue financing opportunities.

b.2. Capital restructuring

During the first quarter of 2024, the Group underwent a restructuring to establish the Company as the intermediate holding entity of the Mexican structure: the Company, Murano World, Edificaciones BVG, the Insurgentes Security Trust, Inmobiliaria Insurgentes 421, Operadora GIC I, Operadora GIC II, OHI421, OHI421 Premium, the GIC I Trust, the GIC II Trust, Fideicomiso Murano 1000 CIB /3000, Servicios BVG, and Murano Management.

The capital restructuring involved a series of transactions between the entities and their shareholders, whereby some of the existing shareholders sold their shares and transferred their beneficiary rights to other entities within the Group in exchange for cash and promissory notes.

Since the entities within the Group were under common control prior and after the capital restructuring, the capital restructuring does not qualify as a business combination under IFRS 3 Business Combinations. Management deems it appropriate to account for the capital restructuring on a prospective basis for presentation purposes of the financial statements and its related notes as of December 31, 2024, and for year then ended, mainly because prior to and after the capital restructuring, the entities within the Group are controlled by the same group of shareholders.

The capital restructuring was measured at the previous carrying amounts of assets and liabilities given that the entities are under common control.

c.	Going concern basis

These consolidated financial statements have been prepared assuming the Group will continue as a going concern. However, management has identified material uncertainties that may cast significant doubt on the ability of the Group to continue as a going concern.

The Group is an early-stage and emerging growth company. The Group has incurred significant debt primarily to fund operating expenses and finance the construction projects mentioned in Note 1 (a). As of December 31, 2024, the total current liabilities exceed the amount of total current assets, and based upon the Group’s current plans, management believes that financial resources to fund its operations for the twelve months subsequent to the authorization and issuance of these consolidated and combined financial statements may be insufficient.

In addition, as of and after December 31, 2024, certain covenants have been breached as follows:

i.
The debt service reserve account related to the Insurgentes 421 loan with Bancomext has not been funded in accordance with the loan agreements since December 31, 2024 and as a result the covenant to maintain such reserve account funded was breached. On January 8, 2025, the Group paid the quarterly interest. As of the date of the issuance of these financial statements, the Group has requested a waiver of this breach from the lender and is in discussions to potentially obtain this waiver in the short term.

As of December 31, 2024, the outstanding amount of this loan was $2,029.1 million.

ii.	On September 12, 2024, the syndicated mortgage loan and its interest was repaid in full, curing any related breach related to this loan prior to this date.

iii.
The loan obtained with ALG described in Note 7 (10) is in breach as the Group did not pay the annual interest due in December 2024. The loan has not been accelerated and ALG has not threatened to accelerate the loan, however pursuant to IFRS 1 “First-time Adoption of International Financial Reporting Standards”, this loan is classified as current liability in the December 31, 2024, consolidated financial statements.

iv.	See Notes 7 and 13 for additional details about defaults subsequent to December 31, 2024.

Management continues evaluating strategies to obtain the required additional funding necessary for future operations, to comply with all covenants as required by the loan agreements, and to be able to discharge the outstanding debt and other liabilities as they become due. In assessing these strategies, management has considered the available cash resources, inflows from the hotels that are already in operation, and future financing options available to the Group such as new or restructured loan agreements and the possible financial support of the major shareholder of the Group. However, the Group may be unable to access further equity or debt financing when needed.  As such, there can be no assurance that the Group will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

These consolidated and combined financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities and reported expenses that may otherwise be required if the going concern basis for the Group as of December 31, 2024, and for the year then ended, and for entities comprising the Group, were not appropriate.

d.	Use of judgments and estimates

In preparing these consolidated and combined financial statements, management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Group’s last annual financial statements as of December 31, 2024.

Measurement of fair values:

A number of the Group’s accounting policies require the measurement of fair values, for both financial assets and liabilities and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of the Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability are categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

e.	Material accounting policies

These consolidated and combined financial statements follow the same accounting policies and methods of computation as the last annual combined financial statements, except for the consolidation accounting policy, as explained in Note 2.b.

f.	New accounting standards or amendments for 2024 and forthcoming requirements

A number of new accounting standards and amendments to accounting standards are effective for annual periods beginning after January 1, 2024, and have been adopted by the Company. Their adoption has not had any material impact on the disclosure or the amounts reported in these financial statements. The Company has not early adopted any forthcoming new or amended accounting standards in preparing these financial statements.  The Company does not expect to have a significant impact from the adoption of the forthcoming standards.

Amendments to IAS 1 - Presentation of Financial Statements - Classification of Liabilities as Current or Non-Current (“2020 Amendment”) - The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of “settlement” to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendment is effective for annual reporting periods beginning on or after January 1, 2024.

g.	New and amended IFRS accounting standards issued but not yet effective

At the date of authorization of these financial statements, the Company has not applied the following new IFRS accounting standards that have been issued but are not yet effective:

IFRS 18 Presentation and Disclosure in Financial Statements – On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. The new accounting standard introduces significant changes to the structure of a group’s income statement and new principles for aggregation and disaggregation of information. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact from the adoption of IFRS 18 on its financial statements.

Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments – On May 30, 2024, IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which clarifies the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, derecognition of financial liability settled through electronic payment systems and also introduces additional disclosure requirements to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. The effective date for adoption of this amendment is annual reporting periods beginning on or after January 1, 2026, and early adoption is permitted. The Company is currently evaluating the impact from the adoption of the amendments on its consolidated financial statements.

3.	Cash and cash equivalents and restricted cash

As of December 31, 2024 and 2023 cash and cash equivalents and restricted cash is as follows:

	As of
	December 31, 2024	December 31, 2023
	unaudited

Cash	$1,661,613	$993,681
Bank deposits (1) (2) (3)	967,794,035	145,376,053

Total cash and cash equivalents and restricted cash	$969,455,648	$146,369,734

(1)
Fideicomiso Murano 2000 - In accordance with the long-term syndicated loan among Bancomext, Sabadell, Caixabank, NAFIN, Avantta, Fideicomiso Murano 2000 (a subsidiary of Murano World) must maintain an interest reserve fund equivalent to a minimum of one quarterly interest payment. While the amount can be withdrawn to pay such interest without any penalty, Fideicomiso Murano 2000 is obligated to replace such interest reserve fund to a set minimum amount. As of December 31, 2024 ,this loan was fully repaid.  As of December 31, 2023, the corresponding amounts in the reserve fund was $12,842,404.

(2)
Inmobiliaria Insurgentes 421 - In accordance with the long-term loan from Bancomext, the borrower must maintain a debt service reserve fund equivalent to the next amortization of principal payment plus interest, according to the amortization schedule, and an additional fund for an amount equivalent to the principal debt service reserve fund. While the amount can be withdrawn without penalty to cover payments, the borrower is obligated to replace such reserve funds within 15 days. As of December 31, 2024 and December 31, 2023, the principal reserve fund amounted to $44,069,120, and $52,272,015, respectively. As of December 31, 2024 and 2023, the debt services reserve founds have not been fully funded; for further information see Note 7.

(3)	Issuer trust 4323 – In accordance with the 11% senior secured notes issued by the Group on September 12, 2024, the debt service reserve fund amounted $338,419,950 (U.S.$16,500,000).

4.	Related-party transactions and balances-

Transactions with key management personnel

i.	Key management personnel compensation

Compensation of key management personnel includes short-term employee benefits in the amount of $14,066,344 and $13,185,131 for the year ended December 31, 2024 and 2023, respectively.

ii.	Outstanding balances with related parties as of December 31, 2024 and 2023 are as follows:

	As of
	December 31, 2024	December 31, 2023
Receivable	unaudited
Affiliate:
Elías Sacal Cababie(1)	$-	$104,029,840
E.S. Agrupación, S. A. de C. V. (2)	-	35,582,383
Marcos Sacal Cohen (3)	-	540,031
Edgar Armando Padilla Pérez (4)	-	1,700,466
Rubén Álvarez Laris (5)	-	1,696,426
Total related parties receivable	-	143,549,146

	As of
	December 31, 2024	December 31, 2023
Payable:	unaudited
Affiliate:
Impulsora Turística de Vallarta, S. A. de C. V. (6)	$-	$39,121,151
Sofoplus S.A.P.I de C. V., SOFOM ER(7)	194,471,588	171,153,445
ES Agrupación, S. A. de C. V. (8)	-	-
BVG Infraestructura, S. A. de C. V. (9)	-	10,030,992
Murano Global Investments, Plc.	-	-
Total related parties payable	194,471,588	220,305,588

Current portion	$120,634,508	$133,002,659

Long-term portion	$73,837,080	$87,302,929

(1)	This balance is composed of several loan agreements as follows:

i.
On February 10, 2023, Murano World granted a short-term loan of U.S.$2,865,000 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. On February 10, 2024 the maturity was extended for a year. On April 30, 2024 the principal amount was repaid in full;

ii.
On April 14, 2023, Murano PV granted a short-term loan of $2,000,000 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was repaid on March 8, 2024, as part of the capital restructuring as described in Note 2.b.2;

iii.
On April 14, 2023, Murano P.V. granted a short-term loan of U.S.$438,611 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. The principal amount was paid on March 8, 2024, as part of the capital restructuring as described in Note 2.b.2;

iv.
On September 26, 2023, Murano World granted a short-term loan of U.S.$3,200,000 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. On April 30, 2024, the principal amount was repaid in full;

v.
On January 19, 2024, Murano World granted a short-term loan up to $7,900,000 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. On April 30, 2024, the borrower paid $6,700,000. On November 4, 2024, this loan was repaid in full; and

vi.
On January 19, 2024, Murano World granted a short-term loan up to U.S.$3,360,000 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. On April 30, 2024, the borrower paid U.S.$3,160,000. On November 4, 2024 this loan was repaid in full.

(2)	This balance is composed of several loan agreements as follows:

i.
On February 10, 2023, Murano World granted a short-term loan of $9,620,660 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. On February 10, 2024 the maturity was extended for one year. On October 31, 2024, this loan was repaid in full;

ii.
On March 31, 2023, Murano World granted a short-term loan of U.S.$453,000 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. On March 31, 2024, the maturity was extended for a year. On October 31, 2024, this loan was repaid in full;

iii.
On April 14, 2023, Murano PV granted a short-term loan of U.S.$359,368 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. The principal amount was paid on March 8, 2024, as part of the capital restructuring as described in Note 2.b.2;

iv.
On May 5, 2023, Murano PV granted a short-term loan of $30,000 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024, as part of the capital restructuring as described in Note 2.b.2;

v.
On November 9, 2023, Murano World granted a short-term loan of $10,000,000 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. On October 31, 2024, this loan was repaid in full;

vi.
On May 2, 2024, Murano World granted a loan of up to $14,750,000 to ES Agrupación, S. A. de C. V., which matures in a year and accrues interest at a rate of TIIE 28 days plus a spread of 3%. On October 31, 2024, this loan was repaid in full; and

vii.
On May 20, 2024, Murano World granted a loan of up to U.S.$1,850,000 to ES Agrupación, S. A. de C. V., which matures in one year that accrues interest at a rate of SOFR plus a spread of 3%. As of September 30, 2024, the borrower paid U.S.$647,000. On October 31, 2024, this loan was repaid in full.

(3)
Short-term loan agreement granted by Murano PV for $492,000 dated May 5, 2023, with a one-year maturity that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024, as part of the capital restructuring as described in Note 2.b.2.

(4)	This balance is composed of two loan agreements as follows:

i.
On May 5, 2023, Murano Management granted a short-term loan of $1,546,669 (Mexican pesos) with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024 as part of the capital restructuring as described in Note 2.b.2;

ii.
On May 5, 2023, Murano Management granted a short-term loan of $4,400 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024, as part of the capital restructuring as described in Note 2.b.2.

(5)
Short-term loan agreement of $1,547,609 dated May 5, 2023, granted by Murano Management with a one-year maturity that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024, as part of the capital restructuring as described in Note 2.b.2.

(6)
Loan agreement granted to Murano World signed on May 2, 2021, with a 36-month termination period. The amount of the loan is $97,500,000 and accrued interest at an annual rate of 17.75%. On May 2, 2024, the maturity of this loan was extended for one year.  On April 30, 2024, Impulsora Turística de Vallarta granted a 36-month loan to Murano World in the amount of $17,200,000 with an annual interest rate of 17.75% and payments of principal after 12 months of the signing date.  On October 31, 2024 these loans were repaid in full.

(7)
Syndicated secured mortgage loan for up to U.S.$30,000,000 (U.S.15,000,000 granted by Exitus and U.S.$15,000,000 granted by Sofoplus to Murano World) which matures on June 24, 2025, and causes interest at an annual rate of 15.00% for which the major shareholders are joint obligors. As of September 30, 2024, the balance of this loan is $164,275,291 (U.S.$8,929,033) including interest. The balance also includes $10,900,936 of invoices discounted by one supplier of the Group and Sofoplus with maturity on January 28, 2025. On November 29,2024 the Group paid $1,000,000 to the principal balance of the discounted invoices and $605,294 of interest.

On September 30, 2024, Murano World signed a loan agreement with Sofoplus up to U.S.$3,600,000 with disbursements of U.S.$700,000, U.S.$100,000, U.S.$800,000, U.S.$1,000,000 and U.S.$1,000,000 on September 30, 2024, October 3, 2024, October 31, 2024, November 29, 2024, and December 13, 2024, respectively. The Group used this loan to repay the balance of the secured mortgage loan of U.S. $15,000,000. This loan requires us to pay monthly interest at the annual interest rate of 16% starting on October 1, 2024, with maturity on October 1, 2026.

(8)
On May 2, 2024, ES Agrupación, S. A. de C. V. granted a loan of $317,000,000 to Murano World. The lender had agreed to convert the loan balance into a small minority equity interest in the Cancun II project, however, the Group analyzed the merits of this transaction in line with the pipeline development plan and management decided to repay the balance in full on October 31, 2024.

(9)
On March 1, 2023, Inmobiliaria Insurgentes obtained a short-term loan granted by BVG Infraestructura, S. A. de C. V. of U.S.$955,011 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. On March 1, 2024, the maturity of this loan was extended for one year. On October 31, 2024, these loans were repaid in full.

5.	Property, construction in process and equipment

Reconciliation of carrying amounts

		Construction in			Computer	Transportation		Equipment and
	Land	process	Buildings	Elevators	equipment	Equipment	Furniture(1)	other assets	Total
Cost:

Balances as of January 1, 2023	$7,794,417,256	$9,083,995,555	$	$	$7,109,323	$2,874,688	$5,694,946	$3,173,881	$16,897,265,649
Additions	173,992,200	1,388,105,617	-	-	627,269	-	157,205,729	-	1,719,930,815
Disposals	-	-	-	-	-	-	(163,689,130)	-	(163,689,130)
Capitalization of FF&E and OS&E, buildings and elevators	-	(1,525,827,023)	1,348,289,068	10,964,935	-	-	166,573,020	-	-
Revaluation	(21,598,770)	(2,437,323,707)	1,568,940,131			-	-	-	(889,982,346)

Balances as of December 31, 2023	$7,946,810,686	$6,508,950,442	$2,917,229,199	$10,964,935	$7,736,592	$2,874,688	$165,784,565	$3,173,881	$17,563,524,988

Additions	32,387,850	1,296,109,229	-	-	66,597	846,019	25,501	-	1,329,435,196
Capitalization of FF&E and
OS&E, buildings and elevators		(2,254,539,028)	1,973,759,232	9,489,941			271,289,855	-	-
Revaluation	1,850,230,211	(1,981,481,567)	1,608,154,834			-		-	1,476,903,478

Balances as of December 31, 2024 (unaudited)	$9,829,428,747	$3,569,039,076	$6,499,143,265	$20,454,876	$7,803,189	$3,720,707	$437,099,921	$3,173,881	$20,369,863,662
		Construction in			Computer	Transportation		Equipment and
	Land	process	Buildings	Elevators	equipment	Equipment	Furniture(1)	other assets	Total
Accumulated depreciation:
Balances as of January 1, 2023	$-	$-	$-	$-	$(5,892,011)	$(2,626,601)	$(4,079,955)	$(2,183,253)	$(14,781,820)

Depreciation	-	-	(71,580,551)	(1,096,493)	(779,108)	(77,491)	(55,029,094)	(152,462)	(128,715,199)

Balances as of December 31, 2023	-	-	(71,580,551)	(1,096,493)	(6,671,119)	(2,704,092)	(59,109,049)	(2,335,715)	(143,497,019)

Depreciation	-	-	(130,571,011)	(1,807,015)	(667,608)	(286,195)	(117,676,977)	(152,202)	(251,161,008)

Balances as of December 31, 2024 (unaudited)	-	-	(202,151,562)	(2,903,508)	(7,338,727)	(2,990,287)	(176,786,026)	(2,487,917)	(394,658,027)

Carrying amounts as of:
December 31, 2023	$7,946,810,686	$6,508,950,442	$2,845,648,648	$9,868,442	$1,065,473	$170,596	$106,675,516	$838,166	$17,420,027,969

December 31, 2024 (unaudited)	$9,829,428,747	$3,569,039,076	$6,296,991,703	$17,551,368	$464,462	$730,420	$260,313,895	$685,964	$19,975,205,635

(1)	Includes FF&E and OS&E assets.

Construction in process

GIC I is a hotel complex with up to 1,016 rooms, currently under construction in Cancun,

Quintana Roo; the total amount expected to be invested in the construction is $3,200,000,000, excluding land and financial costs. For the year ended December 31, 2024 and 2023, construction costs incurred were $1,296,109,229 and $1,388,105,617, respectively.

GIC II is a plot of land located in Cancun, Quintana Roo, where the Group plans to develop approximately 1,254 condominiums, a convention center (under the World Trade Center brand), a water park and a beach club. For the years ended December 31, 2024 and 2023, construction costs incurred were $6,014,159 and $1,577,714, respectively.

See Notes 1 a. and 13 for additional details about the GIC Complex.

Insurgentes Hotel is a hotel complex comprising two individual hotels with a combined capacity of 396 rooms, located in Mexico City. This hotel commenced operations in the first quarter of 2023. For the year ended December 31, 2023, construction costs incurred were $79,064,992. As of December 31, 2024 there were no additional capitalized costs incurred for the property.

Measurement of fair value

Land and construction in process

Fair value hierarchy

The Group engages third-party qualified appraisers to perform the valuation of the land and construction in process annually. The technical committee works closely with qualified external appraisers to establish the appropriate valuation techniques and inputs to the model.

The fair value measurement for the land and construction in process has been categorized as a Level 3 fair value based on the inputs to the valuation technique used. Changes in fair value are recognized in Other Comprehensive Income (OCI).

Valuation technique and significant unobservable inputs

The following table shows the valuation technique used in measuring the fair value of the land and construction in process, as well as the significant unobservable inputs used.

The revaluation gain (loss) for the years ended December 31, 2024 and 2023 was $1,476,903,478 and ($889,982,346), respectively.

Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement

Land

Group directors use the market-based approach to determine the value of the land as described in the valuation reports prepared by the appraisers.

In estimating the fair value of the subject assets, the appraiser performed the following:

•     Researched market data to obtain information pertaining to sales and listings (comps) that are similar to the Subject Asset.
•      Selected relevant units of comparison (e.g., price per square meter), and developed a comparative analysis for each.
•      Compared the comps to the Subject Asset using elements of comparison that may include, but are not limited to, market conditions, location, and physical characteristics; and adjusted the comps as appropriate.
•     Reconciled the multiple value indications that resulted from the adjustment of the comps into a single value indication.
•      The selected price per square meter is consistent with market prices paid by market participants and/or current asking market prices for comparable properties.

The appraiser compared the comps to the Subject Assets using comparison elements that include market conditions, location, and physical characteristics.

•          Location (0.80 - 1).
•          Size (1.08 - 1.20).
•          Market conditions (0.8 - 1).
The estimated fair value would increase if the adjustments applied were higher.

Construction in process

Group directors use the cost approach to determine the value of construction in process as described in the valuation reports prepared by the appraisers.
In estimating the fair value of building and site improvements, the appraiser performed the following:
•     Estimated replacement cost of the building and site improvements, as though new, considering items such as indirect costs.
•     Estimated and applied deductions related to accrued depreciation, resulting from physical deterioration, and work in progress.
The appraiser used an adjustment factor regarding the status of the construction in process. Work in progress adjustment (0.6 - 0.98).	The estimated fair value would increase if the adjustments applied were higher.

Carrying amount

Had the Group’s land and construction in process been measured on a historical cost basis, their carrying amount would have been as follows:

	As of
	December 31, 2024	December 31, 2023
	unaudited

Land	$705,682,511	$673,294,661
Construction in process	2,708,804,812	5,276,177,102

Total	$3,414,487,323	$5,949,471,763

Security

As of December 31, 2024 and 2023, properties with carrying amount of $19,973,324,789, and $17,694,421,947, respectively, were subject to mortgages or security trusts that form part of the security for certain bank loans (see Note 7). A list of the properties and related loans is as follows:

Property	Associated Credit Reference
Unit 1, 2, 4 y 5 / Grand Island	See Note 7 Terms and repayment schedule (1 & 13)
Unit 3 / Grand Island II	See Note 7 Terms and repayment schedule (12)
Beach Club – Playa Delfines	See Note 7 Terms and repayment schedule (8)
Insurgentes Sur 421 Complex	See Note 7 Terms and repayment schedule (3)
Unit 8, No. 56-A-1, Supermanzana A2, Sup. 824.20 M2	See Note 7 Terms and repayment schedule (4, 5 & 6) and Note 4 reference (7)
Unit 9, No. 56-A-1, Supermanzana A2, Sup. 832.94 M2
Plot of land: La Punta Bajamar / Lote 1, Manzana S/M, Sup. 4,117.88 M2	See Note 7 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 2, Manzana S/M, Sup. 6,294.08 M2	See Note 7 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 3 (Vialidad), Manzana S/M, Sup. 4,117.88 M2	See Note 7 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 4, Manzana S/M, Sup. 10,015.68 M2	See Note 7 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 5, Manzana S/M, Sup. 11,986.53 M2	See Note 7 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 6, Manzana S/M, Sup. 2,912.02 M2	See Note 7 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 7, Manzana S/M, Sup. 568.51 M2	See Note 7 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 8, Manzana S/M, Sup. 635.25 M2	See Note 7 Terms and repayment schedule (7)

6.	Investment property

Investment property is initially measured at cost and subsequently at fair value with any change therein recognized in profit and loss.

The revaluation gain (loss) for the years ended December 31, 2024 and 2023 was $239,508,511 and ($86,598,437), respectively.

7.	Long-term debt

	As of
	December 31, 2024	December 31, 2023
	unaudited

Current liabilities:
Current portion of secured bank loans	$3,104,552,010	$1,866,499,269
Unsecured bank loans	30,694,061	64,827,258
Interest	346,134,418	108,029,151
Total current liabilities	$3,481,380,489	$2,039,355,678

Non-current liabilities:
Secured bank loan	$7,692,819,937	$4,641,315,619
Unsecured bank loans	-	2,001,517
Total non-current liabilities	$7,692,819,937	$4,643,317,136

The secured bank loans are secured over land and construction in process with a carrying amount of $19,973,324,789 and $17,694,421,947 as of December 31, 2024 and 2023, respectively.

	Currency	Nominal interest rate 2024	Nominal interest rate 2023	Maturity	December 31, 2024 unaudited	December 31, 2023

Fideicomiso Murano 2000 CIB/3001 (subsidiary of Murano World):
Banco Nacional de Comercio Exterior S.N.C. Institución de Banca de Desarrollo (“Bancomext”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	$-	$1,013,610,000
Caixabank, S.A. Institución de Banca Múltiple (“Caixabank”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	-	1,013,610,000
Sabadell, S.A. Institución de Banca Múltiple (“Sabadell”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	-	844,675,000
Avantta Sentir Común, S. A. de C.V., SOFOM, E.N.R. (Avantta) (1)	USD	SOFR + 4.0116%	N/A	2033	-
Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo (“NAFIN”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	-	1,010,419,654
Bancomext (2)	MXN	TIIE 91 + 2.75%	TIIE 91 + 2.75%	See (2)	-	54,441,003
Cost to obtain loans and commissions						(46,187,476)
Total Fideicomiso Murano 2000					-	3,890,568,181

Inmobiliaria Insurgentes 421:
Bancomext (3)	USD	SOFR + 3.5%	SOFR + 3.5%	2037	2,029,066,425	1,687,477,257
Cost to obtain loans and commissions					(17,038,019)	(18,383,126)
Total Inmobiliaria Insurgentes 421					2,012,028,406	1,669,094,131

Murano World:
Exitus Capital S.A.P.I de C. V. ENR (“Exitus Capital”) (4)	USD	15.00%	15.00%	2025	-	253,402,500
Exitus Capital (5)	USD	15.00%	15.00%	2025	-	14,862,566
Exitus Capital (6)	USD	15.00%	15.00%	2025	-	18,391,571
Exitus Capital (7)	USD	15.00%		2026	373,168,040	-
Arrendadora Fínamo, S.A. de C.V. (“Fínamo”) (8)	MXN	15.76%	15.76%	2027	282,011,355	364,390,142
Administradora de Soluciones de Capital, S.A. de C.V. SOFOM ENR (Finamo) (9)	MXN	22.00%	N/A	2025	144,493,360	-
ALG (10)	USD	10%	10%	2030	410,206,000	337,870,000
Santander International (11)	USD	Best Rate+0.80%	Best Rate+0.80%	2025	30,694,061	25,335,608
Cost to obtain loans and commissions					(7,833,206)	(11,658,806)
Total Murano World					1,232,739,610	1,002,593,581

Edificaciones BVG:
Exitus Capital (12)					4,776,175	12,387,770
Total Edificaciones BVG					4,776,175	12,387,770

Murano PV:
NAFIN (13)	USD	SOFR + 3.75% first year; second year SOFR +4.00 and third year SOFR + 4.25%		2027	1,126,878,115
Administradora de Soluciones de Capital, S.A. de C.V. SOFOM NR (ASC Finamo) (14)	USD	15%	-	2030	458,160,522
ASC Finamo (15)	MXN	22%	-	2025	100,000,000
Cost to obtain loans and commissions					(26,599,533)	-
Total Murano PV					1,658,439,104	-

Fideicomiso 4323 (issuer trust):
Senior Notes(16)	USD	11% plus 2% of PIK capitalized first three years		2031	6,153,090,000
Cost to obtain loans and commissions					(233,007,287)	-
Total Fideicomiso 4323					5,920,082,713	-

Accrued interest payable					346,134,418	108,029,151
Total debt					11,174,200,426	6,682,672,814

Current instalments					3,481,380,489	2,039,355,678

Long-term debt, excluding current instalments					$7,692,819,937	$4,643,317,136

(1)
Syndicated secured mortgage loan of up to U.S.$160,000,000. Operadora GIC I is jointly liable for this loan as well as Operadora GIC II and Murano World. On July 11, 2022, NAFIN joined the syndicated loan under the same terms as the other lenders, granting U.S.$34,811,150 to Fideicomiso Murano 2000.

On August 24, 2023, the Group restructured the syndicated loan to increase the credit line by U.S.$45,000,000, with a variable interest rate based on 3M SOFR rate with a fixed spread of 4.0116%. The credit extension was documented through two tranches of debt:

Tranche B of U.S.$35,000,000 to be used to finalize the construction of phase one of the GIC Complex and Tranche C of U.S.$10,000,000 to be used to cover additional project costs and capital requirements for the development of the GIC Complex. NAFIN is funding U.S.$35,000,000 under Tranche B and Sabadell is funding the remaining U.S.$10,000,000 under Tranche C to Fideicomiso Murano 2000.

On February 1, 2024, the Group received U.S.$6,000,000 related to Tranche C.

On April 9, 2024, an amendment to the syndicated secured mortgage loan of Fideicomiso Murano 2000 was signed by and between Avantta Sentir Común, S. A. de C.V., SOFOM, E.N.R., as adherent creditor and assignee, Sabcapital, S.A. de C.V., SOFOM, E.R., as the assignor, with the appearance of Sabadell in its capacity as administrative and collateral whereby the assignor assigned and transferred to the assignee its rights and obligations owned as a Tranche C creditor representing 60% of the tranche C commitment, amounting to U.S. $6,000,000.00 as the assigned amount.

On May 14, 2024, the Group received the remaining U.S.$4,000,000 related to the tranche C of this Syndicated loan.

The loan maturity date was February 5, 2033. The agreement was subject to Mexican laws and the jurisdiction of the courts of Mexico City. The loan agreement included the plot of land number 2 and the beach club – Playa Delfines of the Cancun complex as new guarantees.

As of September 12, 2024, the balance of this loan was repaid in full.

(2)
Secured loan under a credit line of up to U.S. $31,480,000 to finance VAT receivable with a 36-month maturity or earlier on collection of such VAT receivables from Mexican authorities, with unpaid balances, if any, after 36 months payable within 18 months.

On December 18, 2023, the Group and the lender extended the maturity period of this loan to December 2024.

On April 11, 2024, and May 24, 2024, the Group received $137,615,652 and $63,051,049, respectively.

As of September 12, 2024, the balance of this loan was repaid in full.

(3)
On October 18, 2018, Inmobiliaria Insurgentes 421 obtained a U.S.$49,753,000 unsecured loan. This loan was renegotiated to U.S.$75,00,000 on October 10, 2022, with this loan, the Group repaid fully the first loan, including interest. This loan is secured by the Insurgentes Complex with OHI421 and OHI421 Premium jointly liable.

In May 2023, the Group restructured this loan with an increase of U.S.$25,000,000 giving a total credit line of U.S.$100,000,000.

On April 4, 2024, the Group amended the loan agreement between Inmobiliaria Insurgentes 421 and Bancomext. The main change included reducing the amount of the principal payments from April 2024 to April 2025, as well as receiving an event of default waiver from Bancomext, in connection with the borrower’s funding obligations in respect of the debt service reserve accounts. The parties executed an amendment and waiver agreement to provide new terms and conditions with respect to the funding obligations of the debt service reserve accounts. As of December 31, 2024, the Group has not fully funded the debt services reserve accounts, resulting in a covenant breach. Although the loan has not been accelerated and the creditor thereunder has not threatened to accelerate the loan, pursuant to IFRS 1 “First-time Adoption of International Financial Reporting Standards”, this loan is classified as current liability as of December 31, 2024. As of the date of the issuance of these financial statements, the Group has requested a waiver of this breach from the lender and is in discussions to potentially obtain this waiver in the short term.

(4)	Syndicated secured mortgage loan of U.S.$30,000,000 (U.S.15,000,000 granted by Exitus and U.S.$15,000,000 granted by Sofoplus) with the major shareholders of the Group as joint obligors.

(5)
Loan agreement up to U.S.$2,500,000 with the major shareholders as joint obligors. As of December 31, 2023, the total amount drawn was $18,391,571 (U.S. $1,088,677). On January 26, 2024, February 26, 2024, March 26, 2024, April 26, 2024 and May 26, 2024, the Group drew U.S.$70,000, U.S.$316,000, U.S.$311,000, U.S.$325,000 and U.S.$374,000 respectively.

(6)	Loan agreement for U.S.$972,300 signed on June 26, 2023.

(7)
On September 30, 2024, Murano World restructured its debt with Exitus Capital and substitute the remaining balance of the three loans described in the sections (4) (5) and (6) above in the amounts of U.S.$15,000,000, U.S.$2,434,012 and U.S.$715,297, respectively. The amount of the new credit line was U.S.$18,149,309.  The new loan requires us to pay interest quarterly at the annual interest rate of 15% starting October 1, 2024, with maturity on December 30, 2025. See Note 13 for additional details about defaults subsequent to December 31, 2024.

(8)
Sale and lease back agreement signed with Finamo in February 2023 for an amount of $350,000,000 with a 48-month termination period. The agreement includes the pledge of plots of land as security in La Punta Baja Mar that are subject to a registered debenture. The Group signed additional sale and lease back agreements for $60,000,000 in October and November 2023. See Note 13 for additional details about defaults subsequent to December 31, 2024.

(9)
On December 3, 2024, Murano World, as borrower and the major shareholders of the Group as joint obligors signed a loan agreement with Administradora de Soluciones de Capital, S.A. de C.V. SOFOM E.N.R. (Finamo) in the amount of $144,493,360 with maturity of 12 months and pays interest in a two-month period at the annual rate of 22%. See Note 13 for additional details about defaults subsequent to December 31, 2024.

(10)
Secured loan agreement signed by Murano World, in March 31, 2023, for purchase and development of the beach club, which also guarantees this loan. This loan accrues interest at an annual rate of 10%. The interest payment due in December 2024 was not made, and as result, this loan is breached. Although the loan has not been accelerated and the creditor thereunder has not threatened to accelerate the loan, pursuant to IFRS 1 “First-time Adoption of International Financial Reporting Standards”, this loan is classified as current liability as of December 31, 2024. As of the date of the issuance of these financial statements, the Group is preparing to engage in constructive discussions with ALG to remedy this default.

(11)
Loan with “Best rate” interest for preferred clients. On March 27, 2024, Murano World increased this credit line from U.S.$1,500,000 to U.S.$2,000,000.  On October 30, 2024, the Group repaid U.S.$500,000 to this loan agreement.

(12)
Sale and lease back agreement signed with Exitus Capital in December 2019 with a 36-month termination period for each tranche. See Note 13 for additional details about defaults subsequent to December 31, 2024.

(13)
On October 17, 2024, Murano PV, as borrower, the major shareholders of the Group as joint obligors, and NAFIN signed a secured loan agreement up to U.S.$70,378,287. This loan is intended to assist Murano PV with its working capital. The maturity of this loan is October 28, 2027. The Group received the tranche A and part of the tranche B on October 28, 2024, in the amount of U.S.$54,942,059 at the signature date of the agreement.  The interest will be capitalized during the term of the loan at the interest rate of SOFR + 3.75% for the first year, SOFR + 4.00% for the second year and SOFR + 4.25% for the third year. Not being in default of any covenants under this loan agreement is a condition for any drawdown of the remaining balance of Tranche B (used for the interest payments).

(14)
On January 5, 2024, the Group signed a loan agreement with Finamo for $350,000,000 at a fixed annual interest rate of 17%; funds were received on the same date. On January 5, 2024, the Company and the major shareholder of the Group as joint obligor, also signed an additional loan agreement with Fínamo for U.S.$26,000,000 at a fixed annual interest rate of 15%. The funds were received on January 18, 2024, and part of this loan was used to pay the $350,000,000 described above. Unit 3 of the land in Grand Island was given as a guarantee under this loan agreement. On October 2, 2024, the Group make a prepayment of U.S. $3,661,930. See Note 13 for additional details about defaults subsequent to December 31, 2024.

(15)
On April 9, 2024, Murano PV and the major shareholder of the Group as joint obligor, signed a loan agreement with Finamo for $100,000,000 with maturity in 6 months and a fixed annual interest rate of 22%. On December 3 the Group negotiated an extension to pay the principal amount of this loan from October 4, 2024, to November 5, 2025. See Note 13 for additional details about defaults subsequent to December 31, 2024.

(16)
On September 12, 2024, the Group closed a 144A bond financing issuing secured senior notes for U.S.$300,000,000 with maturity as of September 12, 2031, and will pay semi-annual coupons at the interest rate of 11% plus a 2% of PIK interest that will be capitalized over the first three years of the notes. The senior notes are guarantee by a mortgage over the private units 1 and 2 of the GIC Complex as well as the collection rights of the revenues generated by the phase one of the GIC Complex (1,016 rooms).  The main uses of this financing were to repay in full the balances of the secured mortgage syndicated loan from Fideicomiso Murano 2000 /CIB 3001 and the VAT credit both described in sections (1) and (2) above.

The loan agreements referred to above include covenants and restrictions that require, among other things, to provide quarterly and annually the lenders with the companies’ internal financial statements and compliance with certain ratios. Non-compliance with such requirements constitutes an event of default under which the respective creditors or agents thereof may declare amounts outstanding thereunder immediately due and payable.

As of December 31, 2024, the Group had complied with all terms and covenants included in the loan agreements, except for the breach of Inmobiliaria Insurgentes I421 to fund the reserve account under the Bancomext loan as of December 31, 2024, and the interest payment default under the ALG loan with respect to the coupon due in December 2024. None of these loans have been accelerated and the creditors thereunder have not threatened to accelerate any such loan, however pursuant to IFRS 1 “First-time Adoption of International Financial Reporting Standards”, these loans are classified as current liabilities in the December 31, 2024, consolidated financial statements. Such defaults could also trigger cross defaults under other debt and lease instruments in respect of which the Group is an obligor. See Note 13.

As of December 31, 2023, the Group complied with all terms and covenants included in the loan agreements, except for the following:

Inmobiliaria Insurgentes I421

As of December 31, 2023, the additional debt service reserve fund of the Bancomext loan was not fully funded, and the Group requested a waiver from the lender in connection with the funding obligations of the debt service reserve funds. As described above on, April 4, 2024, the Group obtained an event of default waiver provided by Bancomext which waived the breach, so the lender would not call the debt. The Group classified the outstanding balance of this loan as a current liability due to the waiver being obtained after year-end.

Fideicomiso Murano 2000 CIB/3001 (subsidiary of Murano World)

The Group anticipated that it might not have the debt service reserve account fully funded as of December 31, 2023, and requested a waiver from the lenders. Such waiver was received on December 29, 2023. Consequently, the breach was waived as of December 31, 2023.

8.	Revenue

For the years ended December 31, 2024 and 2023, the Group’s revenue is derived from contracts with customers, which include the operation of hotels and the resultant income received from guests and related services, and revenue for administrative services with related parties.

	2024	2023
	unaudited

Revenue from contracts with customers	$729,953,807	$284,890,018
Revenue for administrative services with related parties and expense reimbursements	-	1,761,896

Total revenue	$729,953,807	$286,651,914

Disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by primary major products and service lines and timing of revenue recognition for the years ended December 31, 2024 and 2023:

	2024	2023
	unaudited
Major products/service lines
Room rentals	$316,126,908	$169,417,278
Food and beverage	121,899,683	104,813,372
All-inclusive	234,494,740	-
SPA Services	12,925,180	3,127,449
Guess dry, cleaning & laundry	3,526,613	4,818,864
Other services	40,980,683	2,713,055
Total revenue from contracts with customers	729,953,807	284,890,018

Administrative services and expense reimbursements with related parties	-	1,761,896

Total revenue	729,953,807	286,651,914

Timing of revenue recognition
Services and products transferred at a point in time	413,826,899	117,234,636
Services transferred over time	316,126,908	169,417,278

Total revenue from contracts with customers	$729,953,807	$286,651,914

9.	Other income

	2024	2023
	unaudited

Other income
VAT revaluation	$6,335,345	$14,647,169
Amortization of key money	3,588,919	1,705,088
Other income	180,311,023	9,208,295

Total other income	$190,235,287	$25,560,552

10.	Income tax

The Mexican tax law effective as January 1, 2014 is applicable to the Group, which imposes an income tax of 30%.

The change in effective tax rate was caused mainly by the following factors:

•	The temporary differences that arise from the balances of the property, CIP and equipment and the right-of-use assets and the lease liabilities items.

11.	Stockholders’ Equity

a.	Common stock at par value as of December 31, 2024 is as follows:

	Number of shares	Amount
Fixed capital:
Series A	50,000	$50,000

Variable capital:
Series B	900,002,000	900,002,000
Total	900,052,000	$900,052,000

12.	Commitments and contingencies

1.
In March 2024, in connection with the aforementioned Business Combination Agreement, the shareholders transferred 1,250,000 shares in Murano Global Investments PLC to certain vendors of Murano World as advance consideration for future construction and marketing services. Since these services have not yet been received, no increase in assets nor equity has been recognized as of the date of these consolidated and combined financial statements.

2.
In accordance with  Mexican Tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be similar to those that would be used in arm´s-length transactions. Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest, in addition to penalties of up to 100% of the omitted taxes.

3.
The Group, like its assets, are not subject to any legal contingency other than those of a routine nature and characteristic of the business. From transactions with related parties, tax differences could arise if the tax authority, when reviewing said operations, considers that the process and amounts used by the Group are not comparable to those used with or between independent parties in comparable operations.

13.	Subsequent events

1.
On January 30, 2025, Murano World signed a loan agreement with Sofoplus up to US. $6,000,000 with draws of US $870,772 and $5,129,228 on January 31, 2025 and February 13, 2025.  This loan has to pay monthly interest at the annual interest rate of 16%, with maturity on February 1, 2028.

2.
The company is exploring strategic alternatives to complete phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with the current hotel operator regarding potential changes to the current operations and administration services agreement).

3.
As of the date of the issuance of these financial statements the Group did not make interest or lease payments, as applicable, under the instruments described in Note 7 (7), (8), (9), (12) (14) and (15) for the months January, February and March 2025. Such payment defaults (in addition to defaults existing as of December 31, 2024) could also trigger cross defaults under other debt and lease instruments in respect of which the Group is an obligor. Management is reviewing potential defaults and expects to proactively engage in constructive discussions with applicable creditors, none of which has taken or threatened any action as of the date of issuance of these financial statements.

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